Filed Pursuant to Rule 433

Registration Nos. 333-183052,

333-183052-01, and 333-183052-02

FLORIDA POWER & LIGHT COMPANY

Pricing Term Sheet

December 17, 2012

Issuer:  Florida Power & Light Company

Designation:	First Mortgage Bonds, 3.80% Series due December 15, 2042
Registration Format:	SEC Registered
Principal Amount:	$400,000,000
Date of Maturity:	December 15, 2042
Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15, beginning June 15, 2013
Coupon Rate:	3.80%
Price to Public:	99.504% of the principal amount thereof
Benchmark Treasury:	2.75% due August 15, 2042
Benchmark Treasury Yield:	2.908%
Spread to Benchmark Treasury Yield:	92 basis points
Reoffer Yield:	3.828%
Trade Date:	December 17, 2012
Settlement Date:	December 20, 2012
Redemption:

Redeemable at any time prior to June 15, 2042, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after June 15, 2042, at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN Number:	341081FH5/ US341081FH55

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Aa3” (stable)
Standard & Poor’s Ratings Services	“A” (stable)
Fitch Ratings	“AA-” (stable)

Joint Book-Running Managers:

BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:

Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.
Santander Investment Securities Inc.
SunTrust Robinson Humphrey, Inc.

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*    A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated December 17, 2012.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BNY Mellon Capital Markets, LLC toll-free at 1-800-369-6864, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.